FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2005
Commission file number
333-12714

LUCITE INTERNATIONAL
GROUP HOLDINGS LIMITED

(Exact Name of Registrant Guarantor as Specified in its Charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Queens Gate, 15-17 Queens Terrace, Southampton SO14 3BP, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes                       No      X

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Three months ended
		March 31,	March 31,
		2004	2005
	Notes	£’m	£’m

Turnover	3, 4	170	190

Operating costs before amortisation of goodwill and other intangible assets	4	(155)	(172)

Amortisation of goodwill and other intangible assets	4	(1)	(1)

Total operating costs	4	(156)	(173)

Operating profit	3, 4	14	17

Net interest (payable)/receivable and similar charges	5	2	(2)

Profit on ordinary activities before taxation		16	15

Taxation on profit on ordinary activities		(3)	(2)

Profit on ordinary activities after taxation		13	13

Equity minority interests		(1)	(1)

Profit for the financial period		12	12

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

		December 31, 2004
		£’m	March 31, 2005
	Notes	as restated	£’m

Fixed assets

Intangible assets		78	77

Negative goodwill		(5)	(5)

Tangible assets		323	322

		396	394

Current assets

Stocks	7	95	107

Debtors		120	128

Cash at bank and in hand		33	39

		248	274

Total assets		644	668

Creditors — amounts falling due within one year		(141)	(145)

Net current assets		107	129

Total assets less current liabilities		503	523

Creditors — amounts falling due after more than one year		(306)	(310)

Provisions for liabilities and charges		(4)	(4)

Net assets excluding pension liability		193	209

Pension liability	9	(80)	(81)

Net assets including pension liability		113	128

Shareholders’ equity

Called up equity share capital		175	175

Profit and loss account		(77)	(63)

Total equity shareholders’ funds		98	112

Equity minority interests		15	16

Capital employed		113	128

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF
TOTAL RECOGNISED GAINS AND LOSSES

	Three Months Ended
	March 31, 2004	March 31, 2005
	£’m	£’m
Profit for the financial period	12	12

Currency translation differences on foreign currency net investments	—	2

Total recognised gains & losses relating to the period	12	14

Prior year adjustment for pension liability		(63)

Total gains and losses recognised since last annual report		(49)

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS

	Three Months Ended
	March 31, 2004	March 31, 2005
	£’m	£’m
Operating profit	14	17

Depreciation of tangible fixed assets	10	9

Amortisation of intangible fixed assets	1	1

(Increase)/decrease in stocks	—	(12)

(Increase)/ decrease in debtors	(10)	(9)

Increase/ (decrease) in creditors	4	2

Movement on provisions	—	1

Net cash flow from operating activities	19	9

Interest paid	(3)	(2)

Returns on investments and servicing of finance	(3)	(2)

Taxation paid	(1)	(1)

Capital expenditure and financial investment	(7)	(9)

Issue of debt due after more than one year	4	9

Repayment of debt due after one year	(15)	—

Financing	(11)	9

Increase/(decrease) in cash	(3)	6

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1	Business description

Lucite International Group Holdings Limited is a wholly owned subsidiary of Lucite International Limited. Lucite International Limited does not trade and has no investments other than Lucite International Group Holdings Limited and an interest in Lucite International China Holdings Limited with the remaining interest being held by a subsidiary of Lucite International Group Holdings Limited. The principal shareholder and ultimate controlling party of Lucite International Limited is Charterhouse Capital Partners LLP through funds managed by it. Lucite International Group Holdings Limited is a non-trading holding company for the remainder of the subsidiary companies included in the Lucite International Group. Lucite International Group Holdings Limited and its subsidiary companies (together referred to as “Lucite International”, “the Company” or “the Group”) are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic-based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe, South Africa and Asia and are sold throughout the world.

2	Basis of preparation

Except for the change in accounting policy described below, the accounting policies used to prepare these financial statements are consistent with those adopted in the financial statements for the year ended December 31, 2004 as reported in our annual report on Form 20-F filed on April 6, 2005.

The financial statements and notes included within this form 6-K should be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 20-F, where additional footnotes can be found.

In the opinion of management, the accompanying unaudited consolidated financial statements of Lucite International Group Holdings Limited and subsidiaries (the Company) contain all adjustments, including usual recurring adjustments, necessary to present fairly, in all material respects, the Company’s consolidated financial position as of March 31, 2005 and December 31, 2004 and the consolidated results of operations, net profit and cash flows for the three-month period ended March 31, 2005. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F. The results of operations for the three-month period ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year.

Changes in accounting policies

The Company has adopted FRS17 “Retirement benefits” in these financial statements. The adoption of this standard represents a change in accounting policy and the comparative figures have been re-stated accordingly. The impact of this change in accounting policy is to increase the pension liability and decrease reserves as at December 31, 2004 and March 31, 2005 by approximately £63 million (from a liability of £17 million to a liability of £80 million at December 31, 2004), due to the recognition of the deficit in the Company’s pension schemes. The liability has been reclassified in accordance with FRS17 and is disclosed separately on the balance sheet. There is no material effect on the profit and loss of the periods ended March 31, 2005 and March 31, 2004. The effect on the results for the periods ended March 31, 2005 and March 31, 2004 is disclosed within the statements of total recognised gains and losses.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Pensions and Post Retirement Benefits

The costs and liabilities of the Company’s defined benefit pension schemes are accounted for in accordance with the advice of independent qualified actuaries under FRS17 “Retirement benefits”. Full actuarial valuations are obtained every three years. Interim updated valuations are obtained at the end of each financial year. Scheme assets are valued at market values. Scheme liabilities are measured using a projected unit method and discounted. The discount rate used by the schemes’ actuaries is based upon yields available on AA or equivalent corporate bonds at the accounting date with a term that matches the schemes’ liabilities. Current service costs are calculated by the actuaries and represent the increase in the present value of the schemes’ liabilities expected to arise from employee service during the financial period and are charged to the profit and loss account as operating costs. The interest cost on accrued pension liabilities, net of expected return on pension scheme assets are charged to other finance income. Actuarial gains and losses are taken to reserves through the statement of total recognised gains and losses.

3	Segmental reporting

	Three Months Ended
	March 31, 2004	March 31, 2005
	£’m	£’m
Turnover
Upstream	125	151

Downstream	69	69

Inter-class elimination	(24)	(30)

	170	190

Operating profit /(loss)
Upstream	9	18

Downstream	5	(1)

	14	17

Depreciation
Upstream	7	7

Downstream	3	2

	10	9

Amortisation
Upstream	1	1

Downstream	—	—

	1	1

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4	Cost of sales, gross profit, distribution and administrative expenses

	Three Months Ended
	March 31, 2004	March 31, 2005
	£’m	£’m
Turnover	170	190

Cost of sales	(132)	(147)

Gross profit	38	43

Distribution costs	(11)	(11)

Administrative expenses before amortisation and research and development costs	(10)	(12)

Amortisation of goodwill and other intangible fixed assets	(1)	(1)

Research and development costs	(2)	(2)

Total administrative expenses	(13)	(15)

Total operating expenses	(24)	(26)

Operating profit	14	17

5	Net interest payable and similar charges

	Three months ended
	March 31, 2004	March 31, 2005
	£’m	£’m
Interest payable on senior credit facilities	2	2
Interest payable on senior notes	5	5

Net interest payable	7	7
Foreign exchange (gain)/loss on external debt	(9)	(5)

Net interest payable/(receivable) and similar charges	(2)	2

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6	EBITDA

EBITDA is presented not as an alternative measure of operating results or cash flows from operations as determined in accordance with generally accepted accounting principles, but because it is an accepted financial indicator of the ability to incur and service debt. EBITDA is not necessarily comparable with similarly titled measures presented by other companies. As a performance measurement, EBITDA closely represents operating profit and can be reconciled to it in the following way:

	Three months ended
	March 31, 2004	March 31, 2005
	£’m	£’m
Operating profit	14	17
Depreciation and amortisation of goodwill and intangible assets	11	10

EBITDA	25	27

7	Stocks

	December 31,	March 31,
	2004	2005
	£’m	£’m
Raw materials and consumables	31	34

Finished goods and goods for resale	64	73

	95	107

8	Bank and other borrowings

	December 31,	March 31,
	2004	2005
	£’m	£’m
Senior credit facilities:
Term loan A	24	24
Term loan B	68	67
Term loan C	41	42
Senior notes	177	172
Finance leases	3	3
Unamortised senior notes premium	1	1
Unamortised issue costs	(6)	(6)

Total debt excluding China bank loans	308	303
China bank loans	16	25

Total debt	324	328

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9	Pension liability

The Company fully adopted FRS17 “Retirement Benefits” during the period, as required by UK GAAP. The deficit on the pension scheme shown in the March 31, 2005 balance sheet is the amount calculated as at the previous year end, adjusted for contributions, charges and finance income in the period. No interim valuation of the assets and liabilities of the scheme was carried out, and accordingly there is no actuarial gain or loss shown in the statement of total recognised gains and losses in respect of the period ended March 31, 2005. The actuarial gains and losses for the whole year and the surplus/deficit at the end of the year will be presented in the annual financial statements.

10	Other information

On March 25, 2003, the Company received notification that the European Commission is investigating Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. Such investigation is a preliminary step and does not imply that the Company has engaged in any unlawful activities relating to anti-competitive practices. There is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defence and by the Commission’s procedures. Lucite International Limited is co-operating fully with the European Commission on these matters.

Following an audit by the US Environmental Protection Agency (“EPA”) of the Fite Road facility in Memphis, Tennessee in December 2002, the EPA advised Lucite International Inc., our chief operating subsidiary in the US, on September 23, 2004 that it considers the Fite Road facility to be in violation of various provisions of the US Federal Clean Air Act. Lucite International Inc. believes the Fite Road facility has operated in accordance with permits issued by the Memphis Shelby County Health Department, which is authorised to issue such permits by the EPA. After continuing discussions with the EPA, a settlement agreement has been reached and the EPA and Lucite International Inc. will sign a Consent Decree with a cost of less than $2 million along with expenditures for plant improvements within an agreed period to comply with the provisions of the US Federal Clean Air Act. The Consent Decree is expected to become final in the summer. The settlement has been reflected in our financial reporting.

During the same EPA audit, Lucite International Inc. was found to have failed to report the use of acetone cyanohydrin, dibutyl phthalate, and 1,2-Phenylendiamine in the years 1999-2001 as required under the Emergency Planning and Community Right-to-Know Act (EPCRA). In addition, the Fite Road site failed to report a reportable quantity release of methanol in the year 2001 under EPCRA and the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA). These findings along with some data quality problems led to a settlement of approximately $185,000. Site Environmental Systems have been enhanced since the audit to ensure all necessary reporting requirements are met.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

11	Summary of significant differences between UK and US accounting principles

These financial statements are prepared and presented in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the effect on net income and shareholders’ equity of the differences between UK GAAP and US GAAP.

Effect on the profit for the financial period of differences between UK GAAP and US GAAP

			Three months ended
			March 31, 2004	March 31, 2005
			£’m	£’m
Profit for the financial period under UK GAAP			12	12

Adjustments to conform with US GAAP :

Depreciation of tangible fixed assets			1	2
Amortisation of goodwill	(i	)	1	1
Amortisation of other intangibles	(i	)	(3)	(2)
Capitalisation of interest less amortisation			—	1
Foreign exchange gain/(loss) on debt			3	1
Fair value of derivative financial instruments	(ii	)	—	—
Deferred taxation:
Arising on UK GAAP results			(2)	—
Arising on other US GAAP adjustments			1	—

Net Profit under US GAAP			13	15

Effect on consolidated shareholders’ funds of differences
between UK GAAP and US GAAP

		December 31, 2004
		£’m	March 31, 2005
		as restated	£’m
Consolidated shareholders’ funds under UK GAAP		98	112

Adjustments to conform with US GAAP :

Business combinations		(20)	(19)

Exchange translation on goodwill and intangible assets		(4)	(3)

Pensions		53	53

Capitalisation of interest less amortisation		12	13

Fair value of derivative financial instruments	(ii)	—	—

Deferred taxation		19	18

Consolidated shareholders’ funds under US GAAP		158	174

The consolidated shareholders’ funds under UK GAAP have been restated by £63 million as at December 31, 2004 as a result of a change in accounting policy arising on the adoption of FRS17 “Retirement Benefits”.

For an explanation of the significant differences between UK GAAP and US GAAP please refer to our annual report for the year ended December 31, 2004 on Form 20-F.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(i) Goodwill and intangible assets

The annual review of impairment required under FAS 142 was carried out as at June 30, 2004 and the results indicated that no impairment was deemed to exist.

The following table sets out intangible asset carrying values and accumulated amortisation in total and by each major class of intangible asset:

			Weighted
	Gross carrying	Accumulated	average
	value as at	amortisation as at	amortisation
	March 31, 2005	March 31, 2005	period
	£’m	£’m	Years

Amortised intangible assets
Core and patented technology	47	26	10
Trade names	6	2	20
Customer relationships	18	5	20
Non-compete agreements	22	22	5

Total amortised intangible assets	93	55

Goodwill	45	–

Total goodwill and other intangible assets under US GAAP	138	55

The non-compete agreements are fully amortised as at March 31, 2005.

The following table sets out amortisation expense for the three months ended March 31, 2005 and estimated aggregate amortisation expense for each of the five succeeding years:

£’m

Aggregate amortisation expense:

For the three months ended March 31, 2005	2

Estimated aggregate amortisation expense:

For the year ended December 31, 2005	6
For the year ended December 31, 2006	6
For the year ended December 31, 2007	6
For the year ended December 31, 2008	6
For the year ended December 31, 2009	6

There were no changes to the carrying value of goodwill during the three months ended March 31, 2005.

(ii) Derivative financial instruments

During the three months ended March 31, 2005 we entered into contractual arrangements to hedge a portion of our outstanding euro-denominated debtors’ balances against adverse movements in foreign exchange rates. The instruments utilised are in the form of foreign currency forward window contracts. As at March 31, 2005 the amount covered by these contracts was €1.1 million with a maturity value of £0.8 million and a settlement date of April 1, 2005. Based on the exchange rate prevailing at March 31, 2005 the value of the debtors covered by these contracts amounted to £0.8 million. The amount recognised on the balance sheet as at March 31, 2005 under both UK GAAP and US GAAP was £nil.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

New US Financial Accounting Standards and pronouncements not yet effective

In November 2004 the FASB issued Financial Accounting Standard No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (revised ) (FAS 151). FAS 151 amends the guidance in ARB No. 43, Chapter 4, ‘Inventory Pricing,’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS 151 requires that those items be recognised as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for the Group for the year ended December 31, 2006. We are currently evaluating the possible impact of this pronouncement for the Group.

In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R). FAS 123R requires that companies expense the value of employee stock options and other awards. FAS 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. FAS 123R is effective for the Group for the year ended December 31, 2006. We are currently evaluating the possible impact of this pronouncement for the Group.

In December 2004 the FASB issued Financial Accounting Standard No. 153, Exchanges of Non-monetary Assets (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for the Group for the year ended December 31, 2006. We are currently evaluating the possible impact of this pronouncement for the Group.

In March 2005 the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 defines the term “conditional asset retirement obligation” as used in SFAS No. 143, Accounting for Asset Retirement Obligations. In addition, FIN 47 clarifies when an entity is required to recognise a liability for the fair value of a conditional asset retirement obligation when uncertainty exists about the timing and/or method of settlement. This statement becomes effective for the company beginning in the forth quarter of 2005. We are currently evaluating the possible impact of this pronouncement for the Group.

Recent UK accounting pronouncements

UK GAAP will no longer be used by the Group for reporting purposes, due to our implementation and adoption of International Financial Reporting Standards in the financial statements for the full year ended December 31, 2005, as reported on the form 20F. During the transition from reporting under UK GAAP to reporting under IFRS, our interim reports, including the 6K for Q1-2005, will be prepared under UK GAAP.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

International Financial Reporting Standards (“IFRS”)

The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated financial statements in accordance with IFRS rather than the existing national GAAP. The regulation takes effect for accounting periods beginning after January 1, 2005 and consequently the accounting framework under which the Company reports will change. The Company will produce its consolidated financial statements in accordance with IFRS for the full year ended December 31, 2005, as reported on the form 20F.

For details of significant differences in accounting policies identified to date, with the exception of pensions, please refer to our form 20F for the year ended December 31, 2004.

Pensions — UK GAAP (FRS17) and IFRS (IAS19) require that defined benefit scheme assets and liabilities are valued at each balance sheet date to produce an asset or liability on the balance sheet. Both standards require similar treatment in the profit and loss account. Under FRS17 actuarial gains and losses must be recognised immediately in the statement of total recognised gains and losses.

Under IFRS (IAS19) actuarial gains and losses can be recognised either:

•	immediately in the profit and loss account in the period in which they occur. The excess cumulative amount which exceeds 10% of the greater of the present value of the obligation and the market value of the assets divided by the expected average remaining working lives of the participating employees can be recognised in the profit and loss; or

•	the actuarial gains and losses can be recognised immediately as a separate component of shareholders’ equity in the period in which they occur.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cautionary statement concerning forward-looking statements

The Company is including the following cautionary statement in this Form 6-K to make applicable and take advantage of the safe harbour provisions of Section 21E of the Securities Exchange Act of 1934, as amended, for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are also expressly qualified by these cautionary statements. Certain statements contained herein are forward-looking statements and accordingly involve risk and uncertainties, which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein are based on various assumptions, many of which are based, in turn, upon further assumptions. The Company’s expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. There can, however, be no assurance that management’s expectations, beliefs or projections will be accomplished.

Critical accounting policies and use of accounting estimates

The financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United Kingdom but require some degree of judgement regarding the estimates and assumptions used to apply them. The application of these assumptions and judgements affects the reported amounts of profit during the year and the assets and liabilities at the balance sheet date. Actual results may differ from the estimates calculated using these assumptions and judgements. Management believes that critical policies are those policies where the assumptions and judgements would have a significant impact on the consolidated financial statements. These critical accounting policies are discussed in our annual financial statements for the year ended December 31, 2004 as reported on Form 20-F and there have been no changes to them in the three months ended March 31, 2005 except for the adoption of FRS17.

General

Unless the context requires otherwise, the information provided in this Form 6-K and the terms “Lucite International”, “we”, “our”, “Company” and the “Group” refer to Lucite International Group Holdings Limited and its subsidiaries as a combined entity. Lucite International Finance plc is a wholly-owned subsidiary of Lucite International Group Holdings Limited and was formed for the purpose of issuing and selling securities and making the proceeds of those issues available to the Company.

The business is defined into two distinct segments, the upstream business and the downstream business. The principle products of our upstream business are methyl methacrylates, or MMA, and speciality methacrylates, or SpMAs. We also produce a limited range of high-value SpMAs, which impart specific high performance properties to their end products, such as gloss and adhesion. We also sell liquid sodium cyanide mainly in the United Kingdom, which is used to produce detergents and as an ingredient in pharmaceuticals and agrochemicals. Our downstream business uses the MMA we manufacture to produce and sell methacrylate-based polymers, resins, sheet and composites in thousands of variations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended March 31, 2005 Compared to the Three Months Ended March 31, 2004

Turnover

	Three				Three
	months				months
	ended March				ended March
	31, 2004	Exchange	Volume/Mix	Price	31, 2005
	£’m	£’m	£’m	£’m	£’m

Total turnover	170	(1)	(10)	31	190
Percentage increase/(decrease)		(1%)	(6%)	18%	11%

Upstream turnover (i)	125	(1)	(5)	32	151
Percentage increase/(decrease)		(1%)	(4%)	26%	21%

Downstream turnover (i)	69	—	(7)	7	69
Percentage increase/(decrease)		—	(10%)	10%	-%

(i) Upstream and downstream turnover includes intra-company sales

Turnover for the three months ended March 31, 2005 increased by £20 million compared to the same period last year based on the price and volume/mix effects analysed above.

Sales volumes for the three months ended March 31, 2005 were below those for the prior year. Upstream volumes during the three months ended March 31, 2005 were 1% lower than during the three months ended March 31, 2004 resulting in an unfavourable effect of 4% on turnover when combined with mix effects. Downstream volumes were 10% lower during the three months ended March 31, 2005 compared to March 31, 2004. The business is building inventories in anticipation of two major (triennial) overhauls of the Cassel and Beaumont MMA facilities in Q2 and Q3 2005 respectively.

Raw material prices increased significantly during the three months ended March 31, 2005. The higher raw material prices are reflected in selling prices subject to lags of between three and six months. Selling prices recovered the increase in raw material prices in the quarter. This has resulted in higher upstream prices for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. Downstream prices increased by 10% compared to the same period last year.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended March 31, 2005 Compared to the Three Months Ended March 31, 2004 (continued)

Cost of Sales

				Raw
	Three			material	Three
	months			prices net of	months
	ended March			production	ended March
	31, 2004	Exchange	Volume/Mix	cost savings	31, 2005
	£’m	£’m	£’m	£’m	£’m

Total cost of sales	132	(1)	(6)	22	147
Percentage increase/(decrease)		(1%)	(5%)	17%	11%

Upstream cost of sales	102	(1)	(3)	20	118
Percentage increase/(decrease)		(1%)	(3%)	20%	16%

Downstream cost of sales	55	—	(5)	9	59
Percentage increase/(decrease)		—	(9%)	16%	7%

Cost of sales for the three months ended March 31, 2005 increased by £15 million compared to the same period last year based on the price and volume/mix effects analysed above.

Raw material costs reached record highs during the three months ended March 31, 2005, leading to a price variance within cost of sales, especially for the upstream business.

As upstream products (monomer) represents approximately 75% to 85% of the raw material cost for our downstream business the increased monomer prices during the three months ended March 31, 2005 increased the cost of sales of the downstream business.

A 1% decrease in upstream volume during the three months ended March 31, 2005 compared to the three months ended March 31, 2004 had a favourable effect on cost of sales of 3% when combined with mix effects and non-variable elements within cost of sales.

A 10% decrease in volume of downstream products during the three months ended March 31, 2005 compared to the three months ended March 31, 2004 resulted in a favourable cost of sales variance of 9% when combined with mix effects and non-variable elements within cost of sales.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended March 31, 2005 Compared to the Three Months Ended March 31, 2004 (continued)

Net Operating Expenses

	Three months			Three months
	ended			ended
	March 31, 2004	Exchange	Cost savings/other	March 31, 2005
	£’m	£’m	£’m	£’m

Total operating expenses	24	—	2	26
Percentage increase/(decrease)		-%	8%	8%

Upstream operating expenses	14	—	1	15
Percentage increase/(decrease)		-%	7%	7%

Downstream operating expenses	10	—	1	11
Percentage increase/(decrease)		-%	10%	10%

There have been additional employee costs of approximately £1 million during the three months ended March 31, 2005 compared with the three months ended March 31, 2004, which include employee costs associated with the new MMA facility in China, the new Perspex distribution facility in the UK and variable remuneration.

Net Interest Payable and Similar Charges

£’m

Interest charged/(credited) for the three months ended March 31, 2004	(2)
Exchange movement	4

Interest charged for the three months ended March 31, 2005	2

The exchange movement relating to external debt not hedged by foreign currency assets was a gain of £5 million for the three months ended March 31, 2005 compared to a gain of £9 million for the three months ended March 31, 2004.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended March 31, 2005 Compared to the Three Months Ended March 31, 2004 (continued)

Taxation on Profit on Ordinary Activities

The tax charge was £2 million for the three months ended March 31, 2005 compared to £3 million for the three months ended March 31, 2004. This reduction in tax charge arises from a reduction in the deferred tax charge of £1 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004.

Equity Minority Interests

Equity minority interests were £1 million for the three months ended March 31, 2005 compared to £1 million for the three months ended March 31, 2004.

Liquidity and Capital Resources

The cash generated from operating activities was an inflow of £9 million for the three months ended March 31, 2005 compared to an inflow of £19 million for the three months ended March 31, 2004. This £10 million variance in operating cash arose mainly from a higher working capital outflow partially offset by a £3 million increase in operating profit during the three months ended March 31, 2005 compared to the three months ended March 31, 2004. Working capital balances resulted in an outflow of £19 million for the three months ended March 31, 2005 compared to an outflow of £6 million for the same period last year. This increase is as a result of building stocks ahead of planned plant maintenance overhauls. Management believes that the working capital position as at March 31, 2005 is adequate to fund operations.

Interest payments of £2 million were made in the three months ended March 31, 2005 (£3 million in the three months ended March 31, 2004) in line with our loan agreements. This consisted of £2 million of senior debt interest, including the unutilised revolving debt facility (£3 million for the three months ended March 31, 2004).

Capital Expenditures

During the three months ended March 31, 2005 we incurred capital expenditures of £9 million as follows:

£’m
Safety, health and environmental	1

Maintaining asset capacity	2

Growth projects	1

China	5

Total capital expenditure	9

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended March 31, 2005 Compared to the Three Months Ended March 31, 2004 (continued)

Financing

The effects of the cash movement on the debt financing of the Company are analysed in the following table:

	December 31,			March 31,
	2004	Cash	Exchange	2005
	£’m	£’m	£’m	£’m

Term loan A	24	—	—	24
Term loan B	68	—	(1)	67
Term loan C	41	—	1	42

Total senior debt	133	—	—	133
Senior notes	177	—	(5)	172
Finance leases and other short term borrowings	3	—	—	3
Unamortised senior notes premium	1	—	—	1
Unamortised issue costs	(6)	—	—	(6)

Total debt excluding China bank loans	308	—	(5)	303
China bank loans	16	9	—	25

Total debt	324	9	(5)	328

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Key financial data excluding the costs of building the new MMA facility in China

During the latter part of 2003 Lucite International (China) Chemical Industry Company Limited was formed as a wholly owned foreign entity for the purpose of constructing and operating an MMA facility within China (the China project). The results of Lucite International (China) Chemical Industry Company Limited have been fully consolidated into the results of Lucite International Group Holdings Limited for the three months ended March 31, 2005.

In order to compare data on a historical basis the following is a summary of key items excluding the costs of the China project:

Three months ended March 31, 2005

	Including new	New China	Excluding new
	facility in China	facility	facility in China
	£’m	£’m	£’m

Revenue	190	—	190
Operating profit	17	(1)	18

Fixed Assets	394	30	364
Cash	39	5	34
Total Debt	(328)	(25)	(303)

Capital expenditure (cash flow)	(9)	(5)	(4)

As debt is incurred in Lucite International (China) Chemical Company Limited it is ring-fenced from the remainder of the Group and secured solely on the assets of Lucite International (China) Chemical Company Limited. During the three months ended March 31, 2005 £9 million of debt has been incurred with a leading Chinese bank in order to fund the ongoing construction costs of the new MMA facility in China. During the three months ended March 31, 2005 Lucite International Group Holdings Limited has made a further £3 million equity injection into the China project.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Lucite International Group Holdings Limited Registrant Guarantor

/s/ ANNIE VEERMAN

By:	Annie Veerman
Director

Dated May 26, 2005